[redacted]

SECUR 08030443 ION

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Friedman, Billings, Ramsey & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington, (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard (Address) McLean (City) VA (State) 22102-4261 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Kurt Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me 1/23/08
Arlington, Va.

Signature

Chief Financial Officer

Title

Lois Ann Cady

Notary Public

LOIS ANN CADY
Notary Public
Commonwealth of Virginia
7046227
My Commission Expires Dec 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Friedman, Billings, Ramsey & Co., Inc.

Statement of Financial Condition
December 31, 2007

Friedman, Billings, Ramsey & Co, Inc.

Index

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors of
Friedman, Billings, Ramsey & Co., Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey & Co., Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, VA
February 28, 2008

Friedman, Billings, Ramsey & Co., Inc.

Statement of Financial Condition

December 31, 2007
(Dollars in thousands, except share amounts)

		December 31, 2007
Assets		
Cash and cash equivalents	$	181,205
Receivables:		
Due from affiliates		22,612
Investment banking		3,718
Other		1,518
Trading account securities, at fair value		19,057
Long-term investment securities, at fair value		6,370
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		26,522
Prepaid expenses and other assets		43,243
Total assets	$	304,245
Liabilities and Shareholder's Equity		
Liabilities		
Due to clearing broker	$	10,788
Securities sold but not yet purchased, at fair value		206
Accrued compensation and benefits		41,983
Accounts payable and accrued expenses		42,385
Due to affiliates		66
Total liabilities		95,428
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		1
Additional paid-in capital		107,954
Retained earnings		100,862
Total shareholder's equity		208,817
Total liabilities and shareholder's equity	$	304,245

The accompanying notes are an integral part of this financial statement.

Friedman, Billings, Ramsey & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2007
(Dollars in thousands, except per share amounts)

Note 1. Organization and Nature of Operations:

Friedman, Billings, Ramsey & Co., Inc. ("The Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc., ("NASD"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly-owned subsidiary of FBR Capital Markets Corporation ("FBR CMC"). FBR CMC is a majority-owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

In June 2007, FBR TRS Holdings sold 12,666,951 shares of FBR CMC common stock through an initial public offering. As a result of this transaction, FBR TRS Holdings owns approximately 52% of FBR CMC's outstanding common stock.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statement. Although management bases estimates and assumptions on historical experience, when available, and on various other factors that management believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of these estimates. Actual results may differ from these estimates.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds that invest primarily in U.S. Treasuries and other government securities backed by the U.S. government.

Securities and Investments

Trading securities and securities sold but not yet purchased are recorded on a trade-date basis and carried at fair value. Financial instruments used in the Company's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations.

The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. To the extent that prices are not readily available, fair value is based on internal valuation models and estimates made by management.

In connection with certain capital raising transactions, the Company has received and holds warrants for the stock of the issuing companies, which are generally exercisable at the respective offering price of the transaction. Similarly, the Company may receive and hold shares of the issuing companies. For restricted warrants and shares, including private company warrants and shares, these investments by their nature, have limited or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value may be made if there are third-party transactions evidencing a change in value. Downward adjustments also may be made, in the absence of third-party transactions, if the Company determines, based on valuation models and estimates, that the expected realizable value of the investment is less than the carrying value. In reaching that determination, the Company may consider factors such as, but not limited to, the financial performance of the companies relative to projections, trends within sectors, underlying business models and expected exit timing and strategy. Due to the restrictions on the warrants and the underlying securities, and the subjectivity of these valuations, these warrants may have nominal values. The Company values warrants to purchase publicly

traded stocks, where the restriction periods have lapsed, using an option valuation model. The fair value of the warrants are included in long term investment securities in the statement of financial condition.

Furniture, Equipment, Software and Leasehold Improvements

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term. Amortization of purchased software is recorded over the estimated useful lives of three to five years.

Payable to Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents amounts payable for unsettled securities purchased by the Company less proceeds from unsettled securities sold. The amounts payable are collateralized by securities owned by the Company.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our evaluation, it is more likely than not that they will not be realized.

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement clarifies the definition of fair value, establishes a framework and hierarchy of fair value measurements, and expands disclosures about fair value measurements. This statement emphasizes that companies should use a market-based approach using similar assumptions that market participants would use in their assessment of the fair value of an asset or liability. These assumptions should include, but are not limited to, risks associated with the asset or liability and restrictions on the sale or use of the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of adoption of SFAS 157.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

In July 2006, FBR CMC and FBR Group entered into a series of agreements, including a management services agreement, a services agreement, a corporate agreement and a contribution agreement.

Management Services Agreement

Under the management services agreement with FBR Group, FBR Group will provide FBR CMC with its executive management team, each member of which will be responsible for performing, subject to the oversight of FBR CMC's board of directors, the services and activities customarily performed by persons holding the positions that each such member of FBR CMC's executive management team will hold or as otherwise requested by FBR CMC's board of directors from time to time. This agreement was mutually terminated by FBR Group and FBR CMC, effective as of January 1, 2008.

Services Agreement

Under the services agreement with FBR Group, the Company will provide, as directed by FBR CMC, to FBR Group certain services, including various corporate overhead services, for fees based on costs incurred by the Company in providing the services. Similarly, FBR Group will provide to the Company under the same services agreement certain services, including corporate development for fees based on costs incurred by FBR Group in providing the services. The costs being

allocated under each of these agreements primarily consists of total compensation and benefits of the employees providing the services, professional services, including consulting and legal fees, and facility costs for the employees providing the services. In addition, the Company will perform certain administrative services, including calculating and arranging for payment on behalf of FBR Group certain general expenses, including incentive compensation, long-term incentive compensation, insurance expenses and audit fees.

Corporate Agreement

Under the corporate agreement with FBR Group, FBR Group has agreed to indemnify FBR CMC and its wholly-owned subsidiaries against claims related to the businesses contributed to FBR CMC prior to the completion of the July 2006 private equity offering and that arise out of actions or events that occurred prior to that offering. During 2007, the Company incurred $3,427 net of taxes in costs pursuant to these indemnification provisions. Pursuant to SEC Staff Accounting Bulletin No. 79, "Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)," the Company includes such costs in its statement of operations and reflects a corresponding capital contribution from FBR TRS Holdings.

Receivables and Payables

The Company currently has a revolving credit agreement with FBR Group for a loan amount of up to $200,000. From time to time, FBR Group borrows funds from the Company under this credit agreement to provide for its working capital needs. The loan is collateralized by public equity securities held in a segregated brokerage account in the name of the Company. On a monthly basis, FBR Group repays the Company for balances due. As of December 31, 2007, there were no outstanding balances under this credit agreement. The Company also has a subordinated revolving loan agreement with FBR Group (see Note 6).

In addition, from time to time, the Company may provide funding to other affiliates that are subsidiaries of FBR Group to be used for general operating purposes.

Due from affiliates consisted of the following as of:

	December 31, 2007
Income tax receivable from FBR CMC	$ 14,015
Receivable from FBR Group	2,493
Receivable from FBR TRS Holdings	1,744
Receivable from Friedman, Billings, Ramsey Investment Management, Inc	1,403
Receivable from Friedman, Billings, Ramsey Fund Advisors, Inc.	1,096
Receivable from Friedman, Billings, Ramsey International, Ltd.	434
Receivable from other affiliates	1,427
	$ 22,612

The income tax receivable from FBR CMC represents a tax overpayment recorded on a separate company basis that is due from FBR CMC in accordance with the tax sharing arrangement in place (see Note 7).

Note 4. Investments:

Institutional Brokerage Trading

Institutional brokerage trading related securities consisted of the following as of:

	December 31, 2007			
	Owned		Sold, But Not Yet Purchased	
Corporate equity securities	$	18,787	$	154
Corporate debt securities		270		52
	$	19,057	$	206

Long-term Investments

Long-term investments consisted of the following as of:

	December 31, 2007	
Stock warrants	$	1,763
Private equity securities		2,451
Publicly-traded equity securities		2,156
	$	6,370

Stock Warrants

In connection with its capital raising activities, the Company may receive warrants to acquire equity securities. These instruments are accounted for as derivatives with changes in the fair value recorded to net investment income under SFAS 33"Accounting for Derivative Instruments and for Hedging Activities", as amended.

Note 5. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, were as follows:

	December 31, 2007	
Furniture and equipment	$	19,204
Software		12,820
Leasehold improvements		25,516
		57,540
Less - accumulated depreciation and amortization		31,018
	$	26,522

Note 6. Borrowings:

As of December 31, 2007, the Company had an unsecured revolving subordinated loan agreement with FBR Group with a $500,000 available credit line and an expiration date of March 31, 2008. As of December 31, 2007, there were no outstanding balances under this line of credit. Proceeds from these borrowings would be allowable in computing net capital under the SEC's Uniform Net Capital Rule.

Note 7. Income Taxes:

The Company joins in the filing of a consolidated Federal income tax return with FBR CMC. The Company's current income tax expense is calculated on a separate company basis. Income and expenses are included as utilized in the consolidated return. Payments and refunds are settled with FBR CMC, pursuant to the written tax sharing agreement.

Deferred tax assets and liabilities consisted of the following as of December 31, 2007:

		December 31, 2007
Deferred tax assets		
Compensation	$	13,540
Deferred Rent		1,004
Depreciation		775
Other		406
Total deferred tax assets		15,725
Deferred tax liabilities		
Unrealized appreciation on investments		5,094
Total deferred tax liabilities		5,094
Net deferred income tax assets	$	10,631

The Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") effective January 1, 2007. Adoption of FIN 48 did not have a material effect on the financial statements. The total unrecognized tax benefit as of January 1, 2007, that, if recognized would affect the Company's effective tax rate, was immaterial. The Company continues to record interest and penalties in other expenses/other income in the statement of operations. The total amount of accrued interest and penalties as of the date of adoption was immaterial.

As of January 1, 2008, tax years subsequent to March 31, 2003 remain open under the statute of limitations. In November 2007, the Company concluded an IRS examination of tax years 2003 to 2005. Adjustments related to this examination did not cause a material impact to the Company's financial statements. Tax years subsequent to 2005 remain open to IRS examination.

Note 8. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the minimum net capital requirements promulgated by the SEC. As of December 31, 2007, the Company had net capital of $102,427 which was $97,449 in excess of its required net capital of $4,978.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 9. Commitments and Contingencies:

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index ("CPI"). The Company also pays certain operating costs under these agreements. The Company also maintains multiple facilities that are leased by FBR Group. Future minimum aggregate annual lease payments (assuming CPI remains constant) under these leases are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 2,659	$ 2,641	$ 2,550	$ 2,864	$ 2,421	$ 9,355	$ 22,490
Minimum rental commitments for FBR Group leases	7,200	7,573	7,812	7,693	7,474	15,405	53,157
Total minimum rental commitments	$ 9,859	$ 10,214	$ 10,362	$ 10,557	$ 9,895	$ 24,760	$ 75,647

Litigation

As of December 31, 2007, except as described below, the Company was not a defendant or plaintiff in any lawsuits or arbitrations, nor involved in any governmental or self-regulatory organization (SRO) matters that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, litigation) relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker-dealers and investment advisers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Company is required to make as a result of the litigation. Although these cases are at a preliminary stage, based on management's review with counsel and present information currently known by management, resolution of such matters is not expected to have a material effect on the Company's financial condition or results of operations. In certain circumstances, broker-dealers and asset managers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and SROs involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition, statement of operations and liquidity.

Note 10. Off-Balance-Sheet Risk and Other Risk:

Financial Instruments

As part of its trading operations, the Company may sell securities it does not currently own (securities sold, but not yet purchased—see Note 4). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, may be realized upon the termination of the short sale.

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions. Positions taken and commitments made by the Company, including those made in connection with investment banking activities, have resulted in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments.

Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no with regard to this right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 11. Fair Value of Financial Instruments:

The estimated fair value amounts of the Company's financial instruments have been determined using available market information and valuation methods that the Company believes are appropriate under the circumstances. These estimates are inherently subjective in nature and involve matters of significant uncertainty and judgment to interpret relevant market and other data. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. The following describes the methods and assumptions used in estimating fair values:

Securities and Securities Sold But Not Yet Purchased—All financial instruments used in the Company's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations.

Other—Cash and cash equivalents, accounts payable, accrued expenses and other liabilities are reflected in the statement of financial condition at their amortized cost, which approximates fair value because of the short term nature of these instruments.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007	
	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	181,205	181,205
Non-interest bearing receivables	5,236	5,236
Long-term investments	6,370	6,370
Trading account securities	19,057	19,057
Financial Liabilities		
Due to clearing broker	10,788	10,788
Trading account securities sold short but not yet purchased	206	206

END